FUTRO & ASSOCIATES, P.C.

Attorneys and Counselors at Law

ALAMO PLAZA

1401 SEVENTEENTH STREET – 11TH FLOOR

DENVER, COLORADO 80202

TELEPHONE (303) 295-3360

FACSIMILE (303) 295-1563

TROY A. YOUNG

tyoung@futrofirm.com

July 13, 2005

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlastGard International, Inc. Pre-Effective Amendment 4 to Registration Statement on Form SB-2 Filed March 17, 2005 File No. 333-121455

Dear Mr. Kelly:

On behalf of BlastGard International, Inc. (“BlastGard”), following please find BlastGard’s responses to your comment letter dated June 22, 2005. The responses are numbered to correspond to the numbered comments in your letter.

1.	We acknowledge that, if applicable, comments on the Form SB-2 are comments on the Form 10-KSB and subsequent Exchange Act reports and vice versa.

2.	The disclosure on page II-4 in the previously filed Pre-Effective Amendment No. 4 to the Form SB-2 correctly indicated that Andrew Garrett, Inc. has a warrant to purchase 4,970 shares, so no revision is required. The Form 10-KSB is being amended to reflect this figure.

3-6.	The prospectus has been revised in response to these comments.

7.	Opus loaned $245,000 to BlastGard, Inc. The prospectus has been revised in response to this comment.

8.	The discussion regarding the convertible notes and the March 31, 2005 financial statements and notes have all been revised in response to this comment.

9.	The December 31, 2004 and March 31, 2005 financial statements have been restated to account for the beneficial conversion feature that occurred as a result of the reduction in

FUTRO & ASSOCIATES, P.C.
Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

July 13, 2005

the effective conversion price of the convertible debt due to the fair value of the detachable warrants. The fair value of the common stock was determined at $1.50 per share based on contemporaneous stock sales to unrelated third parties; as opposed to the quoted market value of the Company’s volatile, thinly traded common stock. The effective interest rate included in Note 4 has been revised to reflect the beneficial conversion feature.

10.	Under paragraph 30 of SFAS 123, the service period is presumed to be the period from grant date to the date the award is vested (if the service period is not defined as a shorter period). As a result, the compensation expense has been recognized over the vesting period.

11.	The amended financial statements for Opus Resources Group Inc. for the year ended December 31, 2003 are have been inserted in the Pre-Effective Amendment No. 5 to the Form SB-2.

12.	The disclosure in the previously filed Pre-Effective Amendment No. 4 to the Form SB-2 concerning the exception under item 16 was never deleted, it was at the top of the next page.

13.	Exhibit 10.17 has been re-filed in its entirety to include exhibits A and B.

14.	The Form 10-KSB is being amended in response to this comment.

15.	The agreement with Mr. Kevin Sharpe provided for 525,000 options. The Form 10-KSB is being amended in response to this comment.

16.	The agreement with Mr. Kevin Sharpe provides for an annual salary of $125,000. However, he was not employed for the full year and made only $100,000 in 2004. The disclosures in the compensation table and under the caption of “Employment Contracts and Termination of Employment and Change-in-Control Arrangements” have been revised in both the amended Form 10-KSB and the Pre-Effective Amendment No. 5 to the Form SB-2.

A Pre-Effective Amendment No. 5 to the Form SB-2 is being filed, as well as an amended Form 10-KSB for December 31, 2004 and an amended Form 10-QSB for March 31, 2005.

In addition to the filings made on EDGAR, you are being sent by overnight courier three hard-copies of each filing. The Amended Form SB-2 is marked to show changes.

FUTRO & ASSOCIATES, P.C.
Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

July 13, 2005

Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely,

FUTRO & ASSOCIATES, P.C.

Troy A. Young

Encl.